Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Announces Changes of Directors

Beijing, China – September 1, 2020 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced changes of the board of directors of the Company (the “Board”).

On August 31st, Ms. Jerry Zhang resigned from her positions as the independent director, member of the audit committee, member and chair of the compensation committee and member and chair of the corporate governance and nominating committee. On September 1st, Dr. Kok Peng TEH was appointed as an independent director, member of each of the audit committee, the compensation committee and the corporate governance and nominating committee and the chair of the compensation committee. Ms. Khiaw Ngoh TAN was appointed as an independent director, member of each of the audit committee, the compensation committee and the corporate governance and nominating committee and the chair of the audit committee. The Board also determined that Ms. TAN meets the criteria for an “audit committee financial expert” pursuant to SEC rules. Dr. Jianyun CHAI, current independent director of the Board, was appointed as the chair of the corporate governance and nominating committee.

Ms. Li QIAO, chair of the Board, remarks on Jerry’s departure “On behalf of the Board, I would like to extend our sincere gratitude to Jerry for her services over the years. It has been a privilege to work with her and we will always treasure the time we spent together. We wish her best of luck in the future”. Mr. Colin SUNG, CEO and director of the Company, remarks “It has been my honor to have worked with Jerry during the past decade. Her experience as a professional in the banking industry and her personality has been a great asset to the Board. I wish her all the best in the future”.

Dr. Kok Peng TEH, 72, is Chairman of Azalea Asset Management and Lu International and is a board member of Sembcorp Industries and Fullerton Health Corporation. He chairs the East Asia Institute of the National University of Singapore. He is a Senior Adviser to China International Capital Corporation and Jasper Ridge Partners, and is a member of the International Advisory Board of CMC Corporation. In 2019, he joined CDPQ’s Global Economic and Financial Advisory Council. Dr. Teh was President of GIC Special Investments from April 1999 to June 2011, and remained an Adviser for two years after that. Prior to that, he was concurrently a deputy managing director of GlC and the Monetary Authority of Singapore. He began his career with the World Bank in 1975 under its Young Professionals Program. Dr. Teh is a member of the Trilateral Commission. He obtained a first class honours economics degree at La Trobe University in Australia, a D Phil. at Nuffield College, Oxford University, and attended the AMP course at Harvard Business School in 1989.

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Ms. Khiaw Ngoh TAN, 63, has over 37 years of experience in the audit profession, including 23 years as an audit partner. Ms. Tan has been an independent director and member of audit committee of United Industrial Corporation Limited, a public company listed on Singapore Stock Exchange since February 2020. From April 1994 to June 2017 when she retired, she was an audit partner at PricewaterhouseCoopers, Singapore. From September 2008 to August 2011, she was seconded to the Shanghai office of PricewaterhouseCoopers as an Assurance partner. As an audit partner, Ms. Tan was involved in reporting accountant’s role for companies seeking listing on the Singapore Stock Exchange and while working in Shanghai, she was also involved in listing of companies on Nasdaq and NYSE and was also the audit partner responsible for the audits of these companies. Ms. Tan is a fellow chartered accountant of Singapore. She received her Bachelor of Commerce (Accountancy) from Nanyang University, Singapore.

Ms. Li QIAO, chair of the Board, remarks on the joining of Dr. Teh and Ms. Tan, “On behalf of the Company and the Board, I would like to warmly welcome Dr. Teh and Ms. Tan and we feel truly honored to have them on the Board. They are experienced professionals in their fields, and we look forward to working with them together. With the changes to the management team and the Board completed, we will continue pursuing our course of automation for better life, gearing the Company toward further success and establishing a valuable company for all stakeholders. As a result of the appointments of Dr. Teh and Ms. Tan to their respective positions, we believe we are now in compliance with Nasdaq Listing Rule 5605 with respect to the majority independent directors and the audit committee.”

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. Hollysys had cumulatively carried out more than 25,000 projects for approximately 15,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

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SAFE HARBOUR STATEMENT

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com